**CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF THE INCORPORATION
OF
MEDICAL INDUSTRIES OF THE AMERICAS INC.**

Medical Industries of the Americas Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Medical Industries of the Americas Inc.

SECOND: The Certificate of Incorporation was originally filed by the Secretary of State on December 29, 2017; and an Amended and Restated Certificate of Incorporation is being concurrently filed with this Certificate of Amendment.

THIRD: Article IV of the Amended and Restated Certificate of Incorporation is hereby amended by adding a new Section 4.03 to provide as follows:

> "Section 4.03 Forward Split. Effective March 8, 2019 (the "Effective Date"), every one share of Common Stock issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") shall, automatically and without any action on the part of the respective holders thereof, be split into five shares of Common Stock (the "New Common Stock"). The par value of the shares of Common Stock shall remain unchanged. Each stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock shall thereafter automatically and without the necessity of presenting the same for exchange, represent that number of shares of the New Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been split."

FOURTH: This amendment was duly adopted by the written consent of the Board of Directors and the holders of all the issued and outstanding capital stock of the Corporation in accordance with the provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of Medical Industries of the Americas Inc. this 25th day of May, 2022

Medical Industries of the Americas Inc.

By: /s/ Abraham Summers
Abraham Summers, President